

January 3, 2025

Yann Brandt
Chief Executive Officer
FTC Solar, Inc.
9020 N Capital of Texas Hwy, Suite I-260
Austin, Texas 78759

Re: FTC Solar, Inc.
   Registration Statement on Form S-3
   Filed December 30, 2024
   File No. 333-284083

Dear Yann Brandt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: M. Ali Panjwani